UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

 Commission File Number 0-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Quarterly and Nine-Months Results of Operations

On November 17, 2022, Formula Systems (1985) Ltd. (“we” or “us”) announced our financial results for the third quarter and nine-month period ended September 30, 2022.  A copy of our press release announcing our results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

The GAAP financial statements appended to this Form 6-K in Exhibit 99.1 are hereby incorporated by reference in our Registration Statement on Form S-8 (SEC File No. 333-156686).

Exhibit No.	Title of Exhibit
99.1	Press Release Titled Formula Systems Reports Third Quarter and Nine-Months 2022 financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Asaf Berenstin
Name: Asaf Berenstin Title: Chief Financial Officer
Date: November 17, 2022

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99.1	Press Release Titled “Formula Systems Reports Third Quarter and Nine-Months 2022 Financial Results”

3